

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Xiaochun Wang
Chairman and Chief Executive Officer
Tongjitang Chinese Medicines Company
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People's Republic of China

> **Re:** **Tongjitang Chinese Medicines Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-33340**

Dear Mr. Wang:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief